Mail Stop 3561

May 7, 2009

Mr. Peter Schoenfeld
P. Schoenfeld Asset Management LP
1350 Avenue of the Americas
21st Floor
New York, New York 10019

  Re: **Saks Incorporated**
     Preliminary Proxy Statement on Schedule 14A
     Filed by P. Schoenfeld Asset Management LP, et al.
     Filed April 28, 2009
     File No. 001-13113

Dear Mr. Schoenfeld:

  We have limited our review of your filing to those issues we have addressed in our comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

  Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Preliminary Proxy Statement on Schedule 14A

1. Please ensure that both the proxy statement and form of proxy are clearly identified as preliminary versions until disseminated to shareholders. Refer to Rule 14a-6(e)(1).

2. Please revise your proxy statement to identify Dhananjay M. Pai as a participant in your solicitation, considering he has been named as proxy holder for purposes of your

solicitation. Please also provide accompanying participant information required pursuant to Item 5 of Schedule 14A.

3. Please confirm that you will post your proxy materials on a specified, publicly-accessible Internet Web site (other than the Commission's EDGAR Web site) and provide record holders with a notice informing them that the materials are available and explaining how to access those materials. Refer to Release 34-56135 available at http://www.sec.gov/rules/final/2007/34-56135.pdf.

Letter to Saks Shareholders

4. You indicate that "Saks is also soliciting votes regarding the following proposals at the Annual Meeting…" So as to remove any implication that you and Saks are soliciting for different matters, please revise to state here and elsewhere that, except for the election of directors, you and Saks are soliciting for the same matters, however, your recommendation as to how shareholders should vote on each matter is what differentiates your solicitation from Saks'.

PSAM Solicitation, page 4

5. We note your statement on page four that if you do not receive the no-action relief you have sought, you intend to amend your proxy statement to eliminate any solicitation of votes for nominees to the Board. To the extent that you begin soliciting proxies before you receive the no-action relief you seek and the no-action relief is subsequently not granted, please disclose whether any proxy cards received by you will be counted or if, in order for votes to be counted, shareholders will need to vote using the proxy card you will provide with your revised proxy statement. Please also expand this statement, and any similar statements in your proxy, to address the implications of not receiving no-action relief, including that stockholders will be disenfranchised as to their ability to vote on the election of directors if they chose to vote using your proxy card.

Matters to be Considered at the Annual Meeting, page 6

6. Please provide support for the following statements, opinions or beliefs contained in your proxy statement:

   - Your statement in the second full paragraph on page six that "many large corporations have eliminated their classified boards or adopted some form of majority voting election standard for directors."

   - Your statement in the fourth full paragraph on page six that you believe "there is a beneficial trend among large corporations … to eliminate the classified board." Please also explain what you mean by a "beneficial trend."

- Your statement in the last paragraph on page six that "[f]orms of majority voting and mandatory resignation policies have been adopted by many companies in recent years."

- Your statement on page 8 that "withhold" votes are "generally understood to be an effective way for shareholder to express dissatisfaction with the Board or an individual member of the Board."

Support for statements, opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis, with a view toward disclosure, by submitting a Schedule 14A that has been annotated with support for each of the assertions made. Mark any supporting documents provided to identify the specific information upon which the participants have relied, such as quoted statements and press releases, and identify the sources of all data utilized.

Proposal No. 1 Election of Directors, page 6

7. We are in receipt of your request for relief from Rule 14a-4 dated April 21, 2009 addressed to Michele Anderson and Nicholas Panos with the Office of Mergers and Acquisitions for purposes of including this proposal in your solicitation. We are still considering your request and will contact you once we have completed our review.

8. Please indicate, notwithstanding the number of withheld votes Mr. Neel receives, Mr. Neel will still be elected to the Board if even one person votes in favor of him because of the plurality voting requirements that are applicable to the election of directors of Saks' board.

Proposal No. 2 Shareholder Proposal that the Board take the Steps Necessary to Declassify the Board of Directors and Establish the Annual Election of All Directors, page 6

9. With respect to this proposal and proposals 3 and 4, please revise to clearly state, if true, that the Board is not legally bound to implement the proposals and any implementation of these proposals will require amendments to Saks' certificate of incorporation and/or by-laws. Therefore, even if shareholders vote in favor of these matters, additional Board action will be required.

Proposal No. 3 Shareholder Proposal that the Board Take the Steps Necessary to Amend the Certificate of Incorporation to Require Directors to be Elected by a Majority of Votes in the Election of Directors, page 6

10. Please revise your disclosure in the last full paragraph on page six to address the relevance of your reference to mandatory resignation policies as they are not a subject of the referenced proposal.

<u>Solicitation of Proxies, page 10</u>

11. We note that you may employ various methods to solicit proxies including mail, facsimile, telephone, telegraph, Internet, in person and by advertisements. Please be advised that all written soliciting materials, including any scripts to be used in soliciting proxies over the telephone, must be filed under the cover of Schedule 14A. Refer to Rules 14a-6(b) and (c). Please confirm your understanding.

12. Please revise to state whether you plan to see reimbursement for the cost of soliciting proxies and, of so, whether the question of reimbursement will be submitted to a vote of shareholders. Refer to Item 4(b)(5) of Schedule 14A.

<u>Additional Information and Incorporation by Reference, page 12</u>

13. We note your statements in the last paragraph on page 12 indicating that additional information is required to be disclosed in Saks' proxy statement and that you will provide any additional required information to shareholders or direct shareholders to where they may find such information. Please revise your disclosure to clarify that your proxy statement is subject to the same disclosure requirements as the Saks proxy statement, and further provide a clear reference to the particular document that contains any required information not included in your proxy statement. Refer to Rule 14a-5(c).

<u>Gold Form of Proxy Card, page 24</u>

<u>Proposal 1 – To elect all the nominees for election to the Board of Directors except C. Warren Neel, page 26</u>

14. Refer to the three options you present in your form of proxy relating to the election of directors. Under these options, a security holder is not given the opportunity to vote "For" Mr. Neel. As such, please revise your proxy statement to include prominent disclosure that security holders using your proxy card will be disenfranchised from voting "For" Mr. Neel because your proxy card does not permit such option. In the alternative, please revise the options you provide under proposal one of your proxy card to include an option under which the shareholder may enter the names of any nominee(s) the shareholder chooses to withhold his or her authority to vote without also having to withhold voting authority for Mr. Neel. In addition, we note that further revisions may need to be to the form of proxy pending disposition on your request for relief from Rule 14a-4.

* * *

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from each filing person acknowledging that:

- the filing person is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the filing person may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

Please contact Chris Chase, Attorney-Advisor, at (202) 551-3485, Mara Ransom, Legal Branch Chief, at (202) 551-3264, or Song Brandon, Special Counsel, at (202) 551-3621 with any questions regarding the above comments. You may also contact me at (202) 551-3725 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Keir Gumbs, Esq.
        Covington and Burling, LLP